                             PIONEER RAILCORP, INC.

                           [PIONEER RAILCORP PICTURE]

                         VALUATION AS OF JUNE 30, 2004

                           DONNELLY PENMAN & PARTNERS
                           --------------------------
                               INVESTMENT BANKING

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                             PIONEER RAILCORP, INC.
                                Table of Contents
                        VALUATION AND SITUATION ANALYSIS

PURPOSE AND SCOPE OF ANALYSIS .................................     1
QUALIFICATIONS ................................................     2
THE COMPANY & OPERATIONS ......................................     3
PROPERTY ......................................................     8
SHORT LINE RAILROAD INDUSTRY OVERVIEW .........................    10
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) ...............    11
VALUATION METHODOLOGY .........................................    11
RECENT TRADING ANALYSIS .......................................    13
NET BOOK VALUE ................................................    14
PRESENT VALUE OF DISCOUNTED CASH FLOWS ("DCF") ................    15
COMPARABLE COMPANY APPROACH ...................................    18
ACQUISITION PREMIUMS PAID APPROACH ............................    22
COMPARABLE ACQUISITION APPROACH ...............................    23
VALUATION SUMMARY .............................................    27

EXHIBITS
--------
VALUATION SUMMARY                                                  A
CALCULATION OF VALUE PER SHARE                                     B
CALCULATION OF NET DEBT                                            C
DISCOUNTED CASH FLOW & SENSITIVITY ANALYSES                        D
COMPARABLE COMPANY ANALYSIS                                        E

[DONNELLY PENMAN & PARTNERS LOGO]                              Table of Contents

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                              PIONEER RAILCORP INC.
                    VALUATION AND SITUATION ANALYSIS SUMMARY
                               As of June 30, 2004

PURPOSE AND SCOPE OF ANALYSIS

Donnelly Penman & Partners ("DP&P") have been asked to render our opinion ("Opinion") as to the fair market per share value of the common equity and common equivalent equity of Pioneer Railcorp Inc. ("Pioneer" or the "Company") as of June 30, 2004 by Clifton Lopez, a Director of Pioneer. It is our understanding that the purpose of this valuation is to ascertain and make a determination of the marketable equity value of Pioneer, for purposes of evaluation of a reverse stock split, "squeeze out merger" or similar "going-private" transaction. In estimating this value, DP&P assumes the Company's operations to be ongoing and achieving operating results consistent with the forecasted financial statements referred to throughout the document. DP&P defines the term "marketable" as the full value demonstrated or implied by our analysis with no discounts for marketability, which is common when evaluating private or thinly traded public companies. This Opinion or its contents will not be available to or used in discussions with any third parties without the prior written authorization of DP&P.

The results contained within this Opinion are based upon information provided by the management of the Company, as well as certain independently obtained industry information. DP&P were supplied with the audited financial statements of the Company for the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003 and the reviewed financial statements for the six months ended June 30, 2004. DP&P did not make an independent examination of these statements. DP&P analyzed these historical results and received guidance from Company management with respect to future revenue growth, Earnings Before Interest, Taxes and Depreciation and Amortization ("EBITDA") levels, required capital expenditures and working capital management. Finally, DP&P held several discussions with Company management regarding the business and industry in which Pioneer competes.

In conducting our analysis to form our opinion, the principal sources of information used included, but were not limited to:

      1. Company SEC filings including, but not limited to the 10-K for the years ended December 31, 2002, 2003 and 2004 and the 10-Q for the three months ended September 30, 2003, March 31, 2004 and June 30, 2004;

      2. Internal financial statements by operating subsidiary for the last three years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2004;

      3. Supporting schedules providing balance sheet details by subsidiary as of December 31, 2003 and June 30, 2004;

      4. Audit committee letters and other correspondence to management from the Company's Certified Public Accountant;

      5. On-site interviews with senior company management and select board members as to the business, industry, historical results and future prospects of the Company;

      6. Analyses of historical capital expenditure requirements and working capital cycle information for quarterly periods from 2000 to June 30, 2004;

      7. Various detailed internal financial schedules provided by management to support historical financial information;

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      8.    Publicly-held company information on competitors and the industry from SEC filings, Capital IQ, and other databases and public sources;

      9.    Other Company data DP&P deemed relevant.

QUALIFICATIONS

DP&P has been in operation since September 2000. DP&P is a licensed broker dealer with the NASD, a member of the SIPC and operates as an investment bank. DP&P and its principals, during their tenures with DP&P or other full service investment banking firms, have conducted numerous valuations for going-private transactions, tender offers, mergers and acquisitions, initial public equity offerings, minority shareholders, employee stock ownership plans, and for federal and state gift tax and estate tax valuations. DP&P has on staff 9 investment bankers who have a collective 85+ years of experience and individually hold:

      -     9 Bachelor degrees in business (B.B.A.);

      -     6 Master of Business Administration (M.B.A.) degrees;

      -     1 Juris Doctor (J.D.);

      -     1 Certified Public Accountant (CPA) designation;

      -     1 Chartered Financial Analyst (CFA) designation, and;

      -     1 Level III Charted Financial Analyst (CFA) candidate.

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THE COMPANY & OPERATIONS

GENERAL

Pioneer Railcorp ("Pioneer or the "Company"), headquartered in Peoria, Illinois, operates as a railroad holding company that provides railroad operations and railroad equipment leasing in the United States. Its railroad operations are provided by the Company's wholly owned short line railroad subsidiaries whose rail system provides shipping links for customers along its routes and interchanges with major railroads including Burlington Northern Santa Fe Railroad ("BNSF"), CSX Transportation ("CSX"), Canadian National Railway Company, Norfolk Southern Railway ("NS"), Union Pacific Railroad ("UP"), the Kansas City Southern Railway, and the Arkansas & Missouri Railroad. The Company's rail system primarily carries freight. Its railroad equipment leasing operation provides locomotives, railcars, and other railroad-related vehicles and equipment to its railroad subsidiaries. In addition, it leases railcars and locomotives to unaffiliated third parties. As of December 31, 2003, the company owned a fleet of approximately 1,350 railcars to carry freight on non-company railroads. The Company also seeks to encourage development and utilization of the real estate right of way on or near its operating railroads by potential shippers as a source of additional revenue. Further, the Company generates revenue by granting to various entities, such as utilities, pipeline and communications companies and non-industrial tenants, the right to occupy its railroad right of way and other real estate property. The Company has operations in the states of Alabama, Arkansas, Kansas, Illinois, Indiana, Iowa, Michigan, Mississippi, Pennsylvania, and Tennessee.

RAILROAD OPERATIONS

Fort Smith Railroad Co. - On July 7, 1991, the Fort Smith Railroad Co. ("FSR"), a wholly-owned subsidiary of Pioneer, entered into a twenty-year lease (with three twenty-year renewals) with the Missouri Pacific Railroad Company (now Union Pacific Railroad) and operates 18 miles of track from Fort Smith to Barling, Arkansas. The FSR's primary interchange is with the Union Pacific Railroad Company. FSR also interchanges with the Arkansas & Missouri Railroad Co. and the Kansas City Southern Railway. The traffic base on the FSR is very diversified with both inbound and outbound shipments. The principal commodities are iron/steel, scrap, baby food, fiberglass, particle board, charcoal, grains, frozen poultry, meal, chemicals, alcoholic beverages, industrial sand, lumber, paper, pulpboard, fiberboard, peanuts, fertilizer and military movements.

Alabama Railroad Co. - On October 25, 1991, the Alabama Railroad Co., a wholly-owned subsidiary of Pioneer, purchased 60 miles of railroad facilities and real estate from CSX and commenced operations soon thereafter. The line runs from Flomaton to Corduroy, Alabama, and interchanges with CSX in Flomaton. The railroad's principal commodities are outbound lumber products, primarily pulpwood, particleboard, and finished lumber.

Mississippi Central Railroad Co. - On April 1, 1992, Pioneer purchased the common stock of the Natchez Trace Railroad from Kyle Railways, Inc. The railroad runs from Oxford, Mississippi to Grand Junction, Tennessee, a total of 51 miles,
45.5 of which are located in Mississippi. The railroad interchanges with the NS at Grand Junction, Tennessee and the BNSF at Holly Springs, Mississippi. The Company changed the name of this wholly owned subsidiary to Mississippi Central Railroad Co. ("MSCI") in January 1993. The traffic base on the MSCI is primarily outbound finished wood products and inbound products, such as resins, chemicals and pulpwood, for the production of finished wood products. Other products shipped on the MSCI include scrap steel, cottonseed, fertilizer, and plastics.

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Alabama & Florida Railway Co. Inc. - On November 23, 1992, the Alabama & Florida
Railway Co. ("AF"), a wholly-owned subsidiary of Pioneer purchased the tangible assets of the A&F Inc., d/b/a the Alabama & Florida Railroad Company. The line ran from Georgiana to Geneva, Alabama, a distance of 76 miles and interchanged with CSX at Georgiana. On June 11, 2001, the Company's Alabama & Florida Railway Co. subsidiary sold a 33 mile segment of its track from Georgiana, AL to Andalusia, AL, to the Three Notch Railroad Co., a wholly owned subsidiary of Gulf & Ohio Railways. The AF operates the remaining 43 miles of trackage. The AF's principal commodities are fertilizer and railcar storage.

Decatur Junction Railway Co. - On September 23, 1993, the Decatur Junction Railway Co. ("DT"), a wholly-owned subsidiary of Pioneer, signed a lease agreement with Cisco Co-op Grain Company and on September 24, 1993 with Central Illinois Shippers, Inc., for the lease of two segments of track in east central Illinois. The Cisco segment runs from Green's Switch (Decatur) to Cisco, Illinois, approximately 13 miles. The CISI segment runs from Elwin to Assumption, Illinois, a distance of approximately 17 miles. The two lines connect via trackage rights on the Canadian National Railway Company through Decatur, Illinois, a distance of approximately eight miles. Railroad operations began on the Cisco Co-op Grain Company segment December 3, 1993, and began on the Central Illinois Shippers, Inc. segment December 7, 1993. The DT's primary commodities are grain, fertilizer and plastics.

Vandalia Railroad Company - On October 7, 1994, Pioneer acquired all the outstanding common stock of the Vandalia Railroad Company. The line located in Vandalia, Illinois, interchanges with CSX and is approximately 3.5 miles long. The railroad's principal commodities are steel pipe and plastic pellets and fertilizer.

West Michigan Railroad Co. - On July 11, 1995, Pioneer signed an agreement with the Trustee of the Southwestern Michigan Railroad Company, Inc., d/b/a Kalamazoo, Lakeshore & Chicago Railroad ("KLSC"), to purchase all of the tangible assets of KLSC. Those assets include approximately 15 miles of track and right of way, extending from Hartford to Paw Paw, in Van Buren County, Michigan. The line interchanges with CSX. Pioneer then assigned its right to purchase to the West Jersey Railroad Co., a wholly owned subsidiary of Pioneer, which had been operating the former KLSC tracks under an Interstate Commerce Commission Directed Service Order since June 24, 1995. West Jersey Railroad Co. amended its articles of incorporation to change its name to "West Michigan Railroad Co.," effective October 2, 1995. The sale was approved by the Interstate Commerce Commission by order served October 18, 1995, and the West Michigan Railroad Co. took title to the property on October 24, 1995. The railroad's principal commodities are frozen foods and canned goods.

Keokuk Junction Railway Co. - On March 12, 1996, Pioneer purchased 93% of the common stock of KNRECO, Inc., an Iowa corporation d/b/a Keokuk Junction Railway ("KJRY") from the shareholders, and purchased all of the remaining common shares of KJRY in April of 1996. KJRY operates a common carrier railroad line within the City of Keokuk, Iowa, from Keokuk to LaHarpe, Illinois, and a branch line from Hamilton to Warsaw, Illinois, a total of approximately 38 miles. In addition, KJRY owns all of the common stock of Keokuk Union Depot Company, an Iowa corporation that owns the former Keokuk Union Depot building, along with surrounding track and real estate. KNRECO, Inc. changed its corporate name to Keokuk Junction Railway Co. effective April 10, 1996. On December 19, 2001, the KJRY purchased 12.1 miles of track from LaHarpe to Lomax, Illinois and was assigned trackage rights from Lomax, Illinois to Ft Madison, Iowa, a distance of approximately 15.5 miles over the BNSF, allowing the KJRY to interchange traffic with the UP. The KJRY also interchanges with the BNSF at Keokuk, Iowa and is in the process of trying to reestablish an interchange with the Toledo, Peoria & Western Railway Company at LaHarpe, Illinois. The railroad's principal commodities are corn, corn germ, corn syrup, meal, gluten feed, and railroad wheels.

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Shawnee Terminal Railway Company - On November 13, 1996, Pioneer purchased 100%
of the common stock of the Shawnee Terminal Railway Company. The line located in Cairo, Illinois, interchanges with the Canadian National Railway Company and is approximately 2.5 miles long. The railroad's principal commodities are railroad freight cars for cleaning.

Michigan Southern Railroad Company - On December 19, 1996, Pioneer through its wholly-owned subsidiary Michigan Southern Railroad Company signed a two year lease with the Michigan Southern Railroad Co. Inc., Morris Leasing, Inc., and Gordon D. Morris to operate certain railroad related assets. The lease called for a fixed monthly payment for the equipment assets leased and a per car charge for railroad usage. The lease contained an exclusive option to purchase the stock of the Michigan Southern Railroad Company, Inc. and the railroad assets of Morris Leasing, Inc., and this option was exercised on January 6, 1999, when the Company's wholly-owned subsidiary Michigan Southern Railroad Company purchased all of the stock of the Michigan Southern Railroad Co., Inc. from Gordon D. Morris. The railroad is comprised of three separate, non-contiguous lines. The Michigan Southern Railroad Company line is located in southern Michigan and currently operates 15 miles of track. On February 1, 2001, the Company separated
1.1 miles of track located in Kendallville, Indiana from its Michigan Southern Railroad Company subsidiary and operates this trackage as a wholly owned subsidiary of Pioneer Railcorp under the name Kendallville Terminal Railway Co. On May 1, 2001, the Company separated 10 miles of track located in the Indiana counties of Elkhart and St. Joseph, Indiana from its Michigan Southern Railroad Company subsidiary and operates as a wholly-owned subsidiary of Pioneer under the name Elkhart & Western Railroad Co. These actions were taken to simplify interchange with the NS, the connecting carrier to all lines. The Michigan Southern Railroad Company's principal commodities are, scrap, scrap paper, pulpboard, lumber and soybean oils.

Pioneer Industrial Railway Co. - On February 18, 1998, Pioneer through its wholly-owned subsidiary Pioneer Industrial Railway Co., began operating approximately 8.5 miles of railroad in Peoria County, Illinois when the Peoria & Pekin Union Railway Co. assigned its lease with the owner, the Peoria, Peoria Heights & Western Railroad to Pioneer. The lease expires in July 2004. Peoria, Peoria Heights & Western Railroad is owned by the City of Peoria, Illinois and the village of Peoria Heights, Illinois. The railroad's principal commodities are steel, salt, lumber and plastic pellets.

The Garden City Western Railway, Inc. - On April 29, 1999, the Company purchased 100% of the stock of The Garden City Western Railway, Inc. ("GCW") from the Garden City Coop, Inc. and immediately began operations. The GCW is located in southwest Kansas and totals 40 miles of operating railroad and interchanges with the BNSF. The primary commodities include grain, frozen beef, fertilizer, farm implements, feed products and utility poles.

Indiana Southwestern Railway Co. - On April 1, 2000, the Company through its wholly-owned subsidiary Indiana Southwestern Railway Co. acquired, in a transaction accounted for by the purchase method of accounting, certain assets including all of the rail facilities owned or leased by the Evansville Terminal Railway Company. The line is in Evansville, Indiana and is 23 miles in length. The primary commodities are grain, plastics and rail equipment.

Kendallville Terminal Railway Co. - On February 1, 2001, the Company separated
1.1 miles of track located in Kendallville, Indiana from its Michigan Southern Railroad Company subsidiary and began operating as a wholly owned subsidiary of Pioneer under the name Kendallville Terminal Railway Co. This action was taken to simplify interchange with the NS, the connecting carrier to the Kendallville Terminal Railway Co., Michigan Southern Railroad Company and Elkhart & Western Railroad. The railroads principal commodities are sugar and syrup.

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Gettysburg & Northern Railroad Co. - On February 20, 2001, the Company through its wholly-owned subsidiary Gettysburg & Northern Railroad Co. ("GET"), acquired in a transaction accounted for by the purchase method of accounting, the railroad assets of the former Gettysburg Railway, Inc. and the Gettysburg Scenic Railway, from various corporate entities owned by John H. Marino of Manassas, Virginia. The line is 25 miles in length running from Gettysburg, PA to Mount Holly Springs, PA. The primary commodities are canned goods, pulpboard, soda ash, grain, and scrap paper. In addition, the GET generates a portion of its revenues from a scenic passenger operation.

Elkhart & Western Railroad Co. - On May 1, 2001, the Company separated ten miles of track located in the Indiana counties of Elkhart and St. Joseph, Indiana from its Michigan Southern Railroad Company subsidiary and began operating as a wholly-owned subsidiary of Pioneer under the name Elkhart & Western Railroad Co ("EWR"). This action was taken to simplify interchange with the NS, the connecting carrier to EWR, Michigan Southern Railroad Company and Kendallville Terminal Railway Co. The railroads principal commodities are auto frames, cement and lumber.

RAILROAD EQUIPMENT LEASING

Pioneer Railroad Equipment Co., Ltd. ("PREL"), formed on April 1, 1990, leases equipment to the Company's subsidiary railroads and also leases railcars and locomotives to unaffiliated third parties. PREL also earns income from non-company railroads on its fleet of approximately 1,350 railcars (as of December 31, 2003) when they carry freight on non-company railroads.

CORPORATE SUPPORT OPERATIONS

Pioneer Railroad Services, Inc., Pioneer Resources, Inc., and Pioneer Air, Inc., which are wholly owned subsidiaries of Pioneer, provide corporate support operations which are engaged in by the Company. Pioneer Railroad Services, Inc. which began operations on October 1, 1993, provides accounting, management, marketing, operational and agency services to the Company's subsidiary railroads. Pioneer Resources, Inc. was formed on December 30, 1993 to manage real estate and auxiliary resources for Company subsidiaries. Recently, however, Pioneer Resources, Inc. has been operating a small switching operation for a customer in Oklahoma. Pioneer Air, Inc. was formed on August 5, 1994 and currently owns a Cessna 421B aircraft, which is, used by Pioneer subsidiaries exclusively for Company business travel.

MARKETING

The Company's marketing department was established to foster continuing business with existing customers and to develop and attract new customers and additional loadings on all Pioneer railroads. The Company's attention to marketing has earned recognition from industry publications, Class I railroads, and smaller rail carriers. The Company's marketing department along with the Company's operation's center have become important value-added services offered to present and potential customers.

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DISTRIBUTION

Virtually all interchange traffic is with Class I carriers. As such, the Company is highly dependant on the Class I carriers to provide consistent and competitively priced service in order for Pioneer to adequately service its customers. Further Class I carriers are unionized, and a prolonged work stoppage on those carriers would have a material adverse impact upon the Company. However, there has never been such a prolonged work stoppage of the American railroad industry, and the Company considers the chances of such an event to be remote.

COMPETITION

With respect to the industry in which Pioneer operates, the Company, like any other railroad company, faces intense competition from the trucking industry, barge lines and other railroads for the movement of commodities. The Company feels (pricing and time sensitivity constant) that it has a competitive advantage due to its integrated efforts in providing value-added rail services through its marketing department and operations center, with continued emphasis on safe and efficient train operations.

REGULATIONS

The Company's subsidiaries are subject to regulation by the Surface Transportation Board (STB) of the U.S. Department of Transportation (USDOT), the Federal Railroad Administration (FRA), and certain state and local jurisdictions. Such regulation affects rates, safety rules, maintenance of track, other facilities, and right of way, and may affect the Company's revenues and expenses. To date there has been no material effect on the Company's operations because of regulatory action, nor does the Company expect any such effect in the foreseeable future.

EMPLOYEES

On December 31, 2003, the Company had 109 employees, which consisted of 92 operating personnel, 14 support staff and 3 executive officers.

FUEL COSTS

Fuel costs constitute a significant portion of Pioneer's railroad transportation expenses. Diesel prices and supplies are influenced significantly by international political and economic circumstances. If a fuel supply shortage were to arise due to OPEC production curtailments, a disruption of oil imports or other factors, higher fuel prices could occur and any significant prolonged price increase could materially affect the Company's operating results.

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PROPERTY

GENERAL & ADMINISTRATIVE

In October 1994, the Company purchased a 16,000 square foot building located in Peoria, Illinois as a corporate headquarters facility. In conjunction with the purchase of its corporate office building, the Company assumed a land lease for the property on which the building is located. This twenty-five year lease is renewable for five successive periods of five years with annual rents equal to ten percent of the appraised value of the land, payable in monthly installments, with appraisal value reviews every five years following the origination date. The Company is responsible for costs of maintenance, utilities, fire protection, taxes and insurance. The building is pledged in a financing agreement.

RAILROAD PROPERTIES

A description of the Company's railroad properties as of December 31, 2003 by subsidiary follows:

Fort Smith Railroad Co. - The Fort Smith Railroad Co. leases 18 miles of railroad from the Union Pacific Railroad Company and began operations in July 1991 pursuant to a twenty year operating lease. The line runs from Fort Smith to Barling, Arkansas. The lease agreement contains numerous requirements including maintaining existing traffic patterns, repair and replacement of the right of way to the condition in which it was leased, and payment of any applicable real estate taxes. The Company is entitled to a fixed rate per carload switched from the UP as well as ninety percent of new leases and easements and fifty percent of existing leases and easements on the property. As long as these lease requirements are met, the Company may continue to operate on the rail facilities without rent. The Company has three twenty-year renewal options. The FSR's track is in good condition.

Alabama Railroad Co. - The Alabama Railroad Co. is 60 miles of operating railroad running from Flomaton to Corduroy, Alabama. The Company considers the track to be in fair condition.

Mississippi Central Railroad Co. - The Mississippi Central Railroad Co. is 51 miles of operating railroad running from Oxford, Mississippi to Grand Junction, Tennessee. Approximately 45.5 miles of the track are located in Mississippi. The Company considers the track to be in fair condition.

Alabama & Florida Railway Co., Inc. - The Alabama & Florida Railway Co. is 43 miles of operating railroad running from Andalusia to Geneva, Alabama. The Company has an option from CSX Transportation to negotiate a purchase price for the underlying real estate and currently leases the property for a monthly payment of $1,435. The Company has exclusive rights to the revenues derived from the land leases and easements. The Company considers the line to be in good condition.

Decatur Junction Railway Co. - The Decatur Junction Railway Co. leases from Cisco Co-op Grain Company a segment of track, approximately 13 miles in length, that runs from Green's Switch (Decatur, Illinois) to Cisco, Illinois. The Decatur Junction Railway also leases a segment of track from Central Illinois Shippers, Incorporated, approximately 17 miles in length, which runs from Elwin to Assumption, Illinois. The two lines are connected via trackage rights on the Canadian National Railway Company (approximately eight miles) through Decatur, Illinois. Both leases expire in December 2006 and require the Company to perform normal track maintenance and pay a nominal per car charge on traffic in excess of 1,000 carloads per year. The Decatur Junction Railway Company's track is considered to be in good condition.

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Vandalia Railroad Company - The Vandalia Railroad Company is approximately 3.5 miles of operating railroad located in Vandalia, Illinois. The Vandalia Railroad Company has a lease with the City of Vandalia for the 3.5 miles of railway. This lease is renewable for ten-year periods beginning in September 2003, and the lease of $1 was paid through September 2003. After September 2003, the lease payments equal $10 per loaded rail car handled in interchange. The Company considers the track to be in good condition.

West Michigan Railroad Co. - The West Michigan Railroad Co. is approximately 15 miles of operating railroad running from Hartford to Paw Paw, Michigan. The track is considered to be in good condition.

Keokuk Junction Railway Co. - The Keokuk Junction Railway Co. operates a common carrier railroad line within the City of Keokuk, Iowa, approximately 38 miles from Keokuk to LaHarpe, Illinois, a branch line from Hamilton to Warsaw, Illinois, 12 miles of track from LaHarpe to Lomax Illinois and has trackage rights of 15.5 miles over the BNSF from Lomax, IL to Ft. Madison, IA. The assets and subsidiary stock are pledged in various financing agreements. The track is considered to be in good condition.

Shawnee Terminal Railway Company - The Shawnee Railroad Company operates 2.5 miles of operating railroad in Cairo, Illinois. The track is considered to be in good condition.

Michigan Southern Railroad Company - The Michigan Southern Railroad Company is approximately 15 miles long extending from White Pigeon to Sturgis, Michigan. The assets and subsidiary stock are pledged in various financing agreements. The track is considered to be in good condition.

Elkhart & Western Railroad Co. - The Elkhart & Western Railroad Co. is located in Elkhart, Indiana and is approximately 10 miles in length. The track is considered to be in good condition.

Kendallville Terminal Railway Co. - The Kendallville Terminal Railway Co. is located in Kendallville, Indiana and is approximately 1 mile in length. The line is considered to be in good condition.

Pioneer Industrial Railway Co. - The Pioneer Industrial Railway Co. ("PRY") operates a railroad line approximately 8.5 miles long in Peoria County, Illinois. PRY assumed operations from the Peoria & Pekin Union Railway Co. when the Pekin Union Railway Co. assigned its lease with the owner, the Peoria, Peoria Heights & Western Railroad, effective February 18, 1998, expiring July 2004. Peoria, Peoria Heights & Western Railroad is owned by the City of Peoria, Illinois and the village of Peoria Heights, Illinois. PRY has improved the condition of the track considerably since assuming operation and, overall, the track is now considered to be in good condition.

The Garden City Western Railway Co., Inc. - The Garden City Western Railway Co. Inc. is 40 miles of operating railroad located in southwest Kansas originating in Garden City, Kansas running north 26 miles to Shallow Water, KS and east 14 miles to Wolf, KS. The assets and subsidiary stock are pledged in various financing agreements. The Company considers the track to be in good condition.

Indiana Southwestern Railway Co.- The Indiana Southwestern Railway Co. is 23 miles of operating railroad located in Evansville, Indiana. The assets and subsidiary stock are pledged in various financing agreements. The Company considers the track to be in good condition.

Gettysburg & Northern Railroad Co. - The Gettysburg & Northern Railroad Co. is 25 miles in length running from Gettysburg, PA to Mount Holly Springs, PA. The assets and subsidiary stock are pledged in various financing agreements. The Company considers the track to be in excellent condition.

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SHORT LINE RAILROAD INDUSTRY OVERVIEW (1)

"Short line" and "regional railroad" are common terms without precise definitions generally used to refer to small to middle-sized railroads, respectively. There is a precise revenue-based definition of categories of U.S. railroads found in the regulations of the Surface Transportation Board ("STB"). The STB's accounting regulations group rail carriers into three classes (figures adjusted annually for inflation using the base year of 1991):

      -     Class I:   Carriers with annual operating revenues exceeding $250
                       million

      -     Class II:  Carries with annual operating revenues ranging from $20 to $250 million

      -     Class III: Carriers with annual operating revenues of less than $20 million, and all switching and terminal companies regardless of operating revenues.

Short line and regional railroads interchange freight, commodities and raw materials to and from large national railroads (Class I's), and deliver or pick up rail traffic for local businesses, plants and customers. Typically a railcar's route either originates or terminates on the short line. Traffic on the short line and regional railroads benefits the entire rail system, especially the Class I's who regularly participate in moving freight the small railroads originate or terminate. Short lines are responsible for between 15 and 25 percent of the annual revenues of Class I railroads. Short line and regional railroads are also involved in intermodal service and provide transfer facilities in many areas. Additionally, in an effort to meet shipper needs, many short line and regional railroads are diversifying into warehousing, storage and other value-added services.

Short line railroads have an estimated total system size of 50,000 miles of track, representing one third of the total US freight rail network. The average short line and regional railroad owns 90 miles of track. In 2003, the total system car volume average was 11 million cars producing total revenues of approximately $2.9 billion. Short line and regional railroads are capital-intensive businesses, investing nearly $884 million annually in plant and equipment expenditures ($250 million of which is spent on construction).

As a result of the Staggers Rail Act of 1980, the number of short line and regional railroads has grown from about 220 companies in 1980 to 563 as of December, 2003. This act revised the line sale mechanism and abandonment provisions of short lines, which encouraged the sale of lines that were previously identified as surplus or slated for abandonment by their Class I owners. Today the majority of short line and regional railroads are privately owned (only 3 short line railroads are currently traded on a public exchange) and were either purchased as a result of a spin-off from the larger Class I railroads or originated as a family business. Collectively, Class II and III railroads employ approximately 35,000 workers and serve approximately 11,500 individual customers.

----------
(1) American Short Line and Regional Railroad Association

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 10 of 27

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

GAAP are rules prescribed by the accounting profession to provide uniform recording of a particular company's operating performance. These rules produce deceptively precise figures. In practice, the results produced by utilizing GAAP are not necessarily the most useful ones for analysts, investors or managers. In many instances, accounting earnings can seriously misrepresent economic and business reality. Thus, accounting numbers become the beginning not the end of a business valuation.

The majority of adjustments DP&P find to bring reported accounting results and economic earnings together relate to purchase accounting adjustments, accounting treatment of working capital increments, capital expenditure policy, depreciation methods and inventory costing methods. Our goal at the end of this exercise is to derive a figure from accounting results that approximates the free cash flow generated by the business. Increases in receivables and inventory, while necessary in a growing business, do not necessarily produce economic earnings in that business. Likewise, a business that is constantly required to make capital expenditures to hold its competitive position and unit volume can show considerably more accounting earnings than are there in economic reality.

Finally, DP&P feel it is necessary to view both accounting earnings and economic earnings over a time frame greater than one year. Our usual focus is to analyze results over a three-year time frame. In doing so, DP&P are able to spot trends and eliminate results reported because of unevenly timed reporting deadlines.

VALUATION METHODOLOGY

A number of appraisal methods and variations have been developed by valuation experts over the years. These approaches consider quantitative (financial and accounting statistics), and qualitative (ability of management, supplier relationships, customer products acceptance, etc.), factors to arrive at an overall valuation.

Certain considerations must be taken into account in a valuation regardless of which individual or combination of methodologies is eventually utilized. They are:

      1. Restrictive agreements or lack of marketability factors, if any, which may inhibit the transfer of a company's common stock. A further consideration is whether the shares being valued indicate a controlling or minority interest in the business. Valuation studies support that at the shareholder level, minority interest shares are generally less valuable than controlling interest positions. DP&P WILL TYPICALLY UTILIZE EITHER A MARKETABILITY OR MINORITY DISCOUNT, OR COMBINATION THEREOF, TO VALUE A MINORITY SHARE OF A RELATIVELY ILLIQUID COMPANY ON A COMPARABLE BASIS. NO SUCH DISCOUNTS HAVE BEEN APPLIED TO PIONEER'S COMMON STOCK IN THIS VALUATION. IF SUCH A DISCOUNT WERE APPLIED, IT WOULD RESULT IN VALUATION THAT WOULD BE SIGNIFICANTLY LOWER THAN THE VALUE ASSIGNED IN THE FOLLOWING ANALYSES.

      2. Analysis of an established market price or other sales of the stock being valued. Prices determined in a free and open market are sometimes the best indications of value.

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 11 of 27

      3. Review of generally accepted approaches to valuation including Net Book Value; Present Value of Discounted (Estimated) Future Cash Flows; Comparable Company; Acquisition Premiums Paid; and Comparable Acquisition. It should be stressed that none of these valuation tools is inherently better than the others, each method is used in different circumstances, and the synthesis of all selected methods will determine the valuation estimate. Estimates of values of business enterprises or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or their securities actually may be sold. Accordingly, actual results could vary significantly from those assumed in the financial forecasts and related analyses. The analyses performed by DP&P were assigned a weighting based on DP&P's opinion of their relevance and significance with regard to the specific characteristics of Pioneer.

      4. With respect to the comparable company analysis and comparable merger transaction analysis summarized on the following pages, no public company utilized as a comparison is identical to Pioneer, and such analyses necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics of the financial institutions and other factors that could affect the acquisition or public trading values of the businesses concerned.

      5. The forecasted financial information contained in or underlying DP&P's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such forecasts and estimates. The forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain, including without limitation factors related to general economic and competitive conditions. In that regard, DP&P believes that the financial forecasts have been prepared based on detailed reviews of historical performance and detailed discussions with management and reflect a reasonable estimates and assumptions based on currently available information.

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 12 of 27

RECENT TRADING ANALYSIS

DP&P analyzed the quoted trades listed on the OTC Bulletin Board for Pioneer Railcorp, Inc. (NDSC: PRRR) for varying historical periods. DP&P utilized the closing price as of September 9, 2004 and analyzed historical pricing using a simple average of the closing stock price quoted for a period of 30 and 90 trading days and a 1-year calendar period. Only days in which the security actually traded were counted in the simple average. The closing price as of September 9, 2004 was $2.16, with volume for the day of 2,027 shares traded. For the past 30 trading days, as of September 9, 2004, the historical average price was $2.22 with a period volume of 93,787 compiled over 28 separate trading days. For the past 90 trading days, as of September 9, 2004, the historical average price was $2.31 with a period volume of 446,518 compiled over 87 separate trading days. For the past calendar year, as of September 9, 2004, the historical average price was $2.17 with a period volume of 2,148,303 compiled over 245 separate trading days. It should be noted that volume may reflect "double counting" due to both the buy and sell side of a transaction being counted. In addition, the prices and volumes displayed are per the trading information provided by CapitalIQ, a third party data provider, and may not reflect all transactions that occurred over the aforementioned time period. A graphical representation of the trading activity for PRRR over the last twelve months has been provided below:

                                  [LINE GRAPH]
                             [PLOT POINTS TO COME]

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 13 of 27

DP&P derived the common stock value based on the historical trading prices indicated above applied to the common shares outstanding. Additionally, DP&P calculated the intrinsic value of the warrants by multiplying the value of the historical stock price less the warrant strike price by the number of warrants. This calculation yields a total equity value for both common shareholders and warrant holders. Options were not considered in the calculation because none of the average historical trading prices analyzed exceed the weighted average strike price for options of $2.75 as of June 30, 2004. Therefore, the option would have no intrinsic value and the option holder would have no incentive to exercise. The following table depicts the calculations used to produce an implied equity value of Pioneer.

                                PIONEER RAILCORP
                            RECENT TRADING ANALYSIS
                     ($ in thousands - exept per share data)

                                                            NUMBER OF   CLOSING      30        90
                                                            SHARES /     PRICE     TRADING   TRADING    1-YEAR
                                                            WARRANTS   (9/9/2004)  DAY AVG.  DAY AVG.     AVG.
                                                            ---------  ----------  --------  --------   -------
Share Price                                                            $    2.16   $  2.22   $   2.31   $  2.17
Common Shares outstanding as of June 30, 2004               4,496,000  $   9,711   $ 9,980   $ 10,385   $ 9,755
Intrinsic Value of Warrants - $2.00 strike price (assumes   4,117,000  $     659   $   906   $  1,276   $   700
exercise)
                                                            ---------  ---------   -------   --------   -------
TOTAL EQUITY VALUE (COMMON STOCK AND WARRANT HOLDERS)       8,613,000  $  10,369   $10,886   $ 11,661   $10,455
                                                            =========  =========   =======   ========   =======

RECENT TRADING CONCLUSION (000's)

BASED ON THE HISTORICAL PRICE INDICATED, DP&P HAVE CALCULATED A RELEVANT RANGE OF EQUITY VALUE FROM $10,369 TO $11,661.

NET BOOK VALUE

The net book value or net equity method implies that a company is worth its accumulated retained earnings, or deficit, plus its original capitalization. Net book value is primarily an amount arrived at over a company's existence which reflects accounting history expressed in unadjusted dollars. Net book value is an accounting concept that generally reflects the assets of the business at historical costs (less accumulated depreciation or amortization) and liabilities at amounts owed. Used as a valuation methodology, the net book value does not give consideration to the future cash flows that will be generated by the business.

In most going concerns with a viable future Book value is only of importance to the extent it provides an adequate base for the continuance of operations.

In most instances where a company earns a significant return on its assets (both tangible and intangible), it can be demonstrated that these companies would change hands for more than net book value.

DP&P HAVE REVIEWED THE BOOK VALUE OF THE COMPANY'S ASSETS IN LIMITED DETAIL. DP&P FOUND NET BOOK VALUE ($'s IN THOUSANDS) TO BE $9,721 AS OF JUNE 30, 2004.

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 14 of 27

PRESENT VALUE OF DISCOUNTED CASH FLOWS ("DCF")

This approach suggests that a potential investor will pay a price for a security which yields a targeted minimum rate of return on invested capital (both to suppliers of debt and equity). Using this targeted rate of return as a discount factor, the present value of a stream of estimated future cash flows for a given number of years can be computed by discounting each year's estimated cash flows to the present time. Other factors considered include the expected cyclicality or unpredictability (if any) of a company's earnings and cash flow.

To state the premise another way, DCF valuation posits that the investor purchases a time series of free cash flows that are generated by the assets purchased. DCF does not value the total cash flow of the business. Rather, it values only the Free Cash Flow to debt and equity holders. In doing so, this analysis separates and ascribes value only to the cash flows that can be taken out of the business. Cash that is generated but used to sustain the business (such as increases in working capital and capital expenditures) is not included in the Free Cash Flow. Cash flow that must be retained in the business creates no incremental value to the investor. As noted, DCF valuation uses a discount rate that reflects the firm's weighted cost of capital or the price it must pay to suppliers of both debt and equity. Accordingly, Free Cash Flow that is discounted is developed independent of financing costs.

DP&P have prepared an estimate of projected future cash flows for Pioneer for the years ending 2004 through 2008. These estimates were derived from discussions with and deemed reasonable by Pioneer's management. In preparing these estimates, DP&P analyzed historical financial results and held discussions with the Company's management regarding the Company's business strategy, customers and markets, operating structure, cost structure, and capital requirements. (Refer to EXHIBIT D).

TERMINAL VALUE

DCF valuation is composed of two values: a forecast of free cash flows for a discrete period and a terminal value that is a surrogate for the present value of the discounted cash flows that are expected to occur in the years after the end of the forecast period. Terminal value at the end of the forecast period may be arrived at in different ways, such as estimating book value, using a capitalization rate on Free Cash Flow, applying a price/earnings multiple to forecasted earnings or employing a cash flow multiple.

For Pioneer, DP&P believe that using a capitalization rate on Free Cash Flow is an appropriate methodology. This technique utilizes the final year of the forecast (2008) as a basis for projecting cash flows thereafter (2009 and beyond), which are then discounted back to present value using the Company's discount rate. For purposes of estimating the Terminal Value, DP&P estimated annual Free Cash Flows to grow between 0.5% and 2.0%.

COST OF CAPITAL (DISCOUNT RATE)

The investor is paying today for access to the future cash flows generated by the assets; therefore, these cash flows must be discounted to the present. The proper discount rate can be estimated by calculating the weighted average cost of capital. In essence, the discount rate attempts to approximate the rate of return the suppliers of capital (debt and equity) will expect to earn. In estimating this rate, DP&P have utilized a capital structure that is consistent with Pioneer's historical capital structure and that DP&P believe is reasonable for Pioneer. On this basis, the weighted average cost of capital for Pioneer is calculated as follows:

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 15 of 27

                                PIONEER RAILCORP
                WEIGHTED AVERAGE COST OF CAPITAL ANALYSIS (WACC)

                                                AFTER-     WEIGHTED
COMPONENT                     WEIGHT   COST     TAX(A)       COST
---------                     ------   ----     ------     --------
Debt                          52.1%     6.8%      4.2%       2.2%
Equity                        47.9%    17.1%     17.1%       8.2%
                              ----                          ----
       COST OF CAPITAL         100%                         10.4%
                              ====                          ====

Note:

(A) Tax rate assumed to be 38.0%.

Source: Ibottson Associates 2003 Yearbook - Valuation Edition

For the cost of debt, DP&P utilized the weighted average cost of debt that was outstanding as of June 30, 2004.

DP&P estimated the cost of equity based on the Ibottson Asociates weighted cost of capital build up method (4.8% riskless rate + 7.0% equity risk premium + -3.84% industry risk premium + 9.16% size premium)(2). DP&P notes the following two items that could give rise to a substantially higher cost of equity:

      1. The size premium of 9.16% is for companies with market capitalization ranging between $0.5 million to $64.8 million. At September 9, 2004, Pioneer's market capitalization was $9.7 million
            - the lower end of this range implying a higher than the average size premium.

      2. The estimate does not consider Company specific risk. Pioneer has substantial dependence on a couple of key customers at specific locations. A change in its customer's business at these locations could have a material adverse affect on Pioneer's business. Further, in providing its service to its customers, Pioneer is dependant on its interchange with large Class 1 railroads. A Class 1's decision to change its service or pricing at an interchange could have a significant, adverse impact on Pioneer.

Due to the above mentioned items, DP&P believe that the cost of equity as calculated is at the lower end of the cost of equity for Pioneer, and have estimated the weighted average cost of capital to be within a range of 10.0% to 13.0%.

----------
(2) Ibbotson Associates 2003 Yearbook - Valuation Edition

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 16 of 27

DCF CONCLUSION (000's)

BASED ON THESE ASSUMPTIONS, DP&P HAVE CALCULATED A BUSINESS ENTERPRISE VALUE RANGING BETWEEN $22,270 AND $33,120, WHICH AFTER ADJUSTING FOR $11,175 OF DEBT TRANSLATES INTO AN EQUITY VALUE RANGING BETWEEN OF $11,095 AND $21,945. This range is achievable only if the assumptions used in making the forecast are defensible and accurate. If the assumed financial results are not achievable, a discount to this value would be appropriate.

                                PIONEER RAILCORP
                          DISCOUNTED CASH FLOW ANALYSIS
                               As of June 30, 2004
                               ($'s in thousands)

                                            LOW           HIGH
ASSUMPTIONS
Cash Flow Discount Rate                       10.0%         13.0%
Terminal Cash Flow Growth Rate                 0.5%          2.0%

DESCRIPTIONS
PV of Free Cash Flows                     $  8,758      $  9,291
PV of Terminal Value                        13,512        23,829
                                          --------      --------
   Business Enterprise Value              $ 22,270      $ 33,120
ADJUSTMENT
Less: Net Debt(A)                          (11,175)      (11,175)
                                          --------      --------
   EQUITY VALUE                           $ 11,095      $ 21,945
                                          ========      ========

(A) See Schedule C for Calculation of Net Debt

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 17 of 27

COMPARABLE COMPANY APPROACH

This approach assumes that a degree of comparability exists between the Company and other similar firms for which a value has been established over an adequate time horizon in an active and free trading market. Once similarity is established, the relationship to market value is often expressed as a ratio to EBITDA or to Revenues. These ratios, then, may be modified to reflect special conditions, risks, or opportunities that are unique to the Company.

There are obvious problems in identifying publicly traded firms whose total business parallels the Company's. Generally, the Company's area of operations is not identically represented in the operations of the companies to which it is being compared. DP&P has chosen two separate groups of potentially comparable companies: Comparable Company Group I, publicly traded short line railroads and Comparable Company Group II, publicly traded Class I railroads.

Group I is more comparable, because these companies operate in a similar industry niche as Pioneer. However, both of the publicly traded short line railroads are significantly larger than Pioneer, in terms of both revenue and assets, and do not necessarily operate under the same business model as Pioneer. Additionally, the fact that there are only two comparable companies in the selected industry niche also poses a problem as the statistical relevance can be brought into question when a limited number of comparable companies are analyzed.

Group II is a larger set of comparable companies in the broader industry of long-haul (Class I) railroads. It should be noted that these companies are vastly larger than Pioneer and operate under a different business model than Pioneer. Therefore, these companies may not be directly comparable to the Company.

Despite the differences in each of these groups, DP&P recognize the commonality in the industry in which these companies operate and believe this methodology provides some direction with respect to the hypothetical value of Pioneer. In each instance, the selected companies have a degree of comparability or at least have significant assets utilized in a similar industry segment.

COMPARABLE COMPANIES

SCHEDULE E provides financial information on the selected railroad businesses. A brief business description of each of the selected comparable companies follows:

Comparable Company Group I - Publicly Traded Short Line Railroad Companies

Genesee & Wyoming, Inc. (NYSE: GWR) - Genesee & Wyoming, Inc., a holding company, engages in the ownership and/or operation of short line and regional freight railroads in the United States, Canada, Mexico, Australia, and Bolivia. The North American railroads transport a variety of commodities, such as coal, coke and ores, pulp and paper, petroleum products, minerals and stone, lumber and forest products, metals, farm and food products, chemicals, autos and auto parts, and commodities that are shipped in trailers or containers on flat cars. The Australian railroads transport grain, other ores and minerals, iron ore, alumina, bauxite, hook and pull (haulage), and gypsum. The North American and Australian operations also include ancillary rail services, track access fees charged to other railroads, the management of rail-related facilities, and the holding or storing of railcars, as well as services related to the Alice Springs to Darwin rail line construction.

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 18 of 27

The company also provides freight car switching and rail-related services to industrial companies in the United States. As of August 12, 2004, it operated in five countries on three continents approximately 8,100 miles of owned and leased track. Genesee also operated approximately 3,000 additional miles under track access arrangements. The company was founded in 1899 and is based in Greenwich, Connecticut.

RailAmerica Inc. (NYSE: RRA) - RailAmerica, Inc. primarily engages in the ownership and operation of short line freight railroads in the United States and Canada. Its short line railroads provide transportation services for both online customers and Class I railroads that interchange with its rail lines. As of June 30, 2004, the company owned, leased, or operated 46 rail properties in North America. It operates 37 short line rail properties and 1 tourist railroad in 26 U.S. states with approximately 6,900 miles of track. These properties are located in the southeastern, southwestern, midwestern, the Great Lakes, New England, and Pacific Coast regions of the United States. In addition, the company operates eight short line rail properties in Canada with approximately 1,800 miles of track. The Canadian properties operate in five provinces and the Northwest Territories. The company was formed in 1986 and is headquartered in Boca Raton, Florida.

Comparable Company Group II - Publicly Traded Class I Railroad Companies

Burlington Northern Sante Fe Corp. (NYSE: BNI) - Burlington Northern Santa Fe Corporation, through its subsidiaries, provides rail transportation in North America. The company transports products and commodities, including transportation of consumer, industrial, coal, and agricultural products. Consumer products include automotives, such as motor vehicles and vehicle parts, as well as perishables and dry boxcar products, which include beverages, canned goods, and perishable food items. Other consumer goods include cotton, salt, and rubber and tires. Industrial products include construction products, such as clays, sands, cements, aggregates, sodium compounds, and other industrial minerals; building products, including lumber, plywood, oriented strand board, particleboard, paper products, pulpmill feedstocks, wood pulp, and sawlogs; and chemical and plastic products, such as caustic soda, chlorine, industrial gases, acids, polyethylene, polypropylene, and polyvinyl chloride, which are used by automotive, housing, and packaging industries. Agricultural products include wheat, corn, bulk foods, soybeans, oil seeds and meals, feeds, barley, oats and rye, milo, oils, malt, and flour and mill products. Burlington Northern Santa Fe Corporation was incorporated in Delaware in 1994. As of December 31, 2003, the company operated a railroad system consisting of approximately 32,500 route miles of track and approximately 24,500 miles of owned route miles through 28 states and 2 Canadian provinces. The company is headquartered in Fort Worth, Texas.

Canadian National Railway Co. (NYSE: CNI) - Canadian National Railway Company operates in the rail industry in North America. It provides passenger rail services, such as roadbed and related facilities and services, intercity passenger service, commuter train services, crew, and access to seasonal tour operators. As of December 31, 2003, the company operated approximately 11,500 route miles in 8 Canadian provinces and 6,000 route miles in 15 states in the U.S. In Canada, it serves the ports of Vancouver, Prince Rupert, Montreal, Quebec, Saint John, New Brunswick, and Halifax. In the United States, the company serves the Gulf ports of Mobile, Alabama and New Orleans, Louisiana, as well as the river ports of Memphis, Tennessee and Baton Rouge, Louisiana. Canadian National was incorporated in 1922 and has its principal executive offices in Montreal, Canada. The company acquired the rail and marine holdings of Great Lakes Transportation LLC in May 2004.

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 19 of 27

CSX Corporation (NYSE: CSX) - CSX Corporation, through its subsidiaries, operates as a freight transportation company that provides rail, intermodal, and international terminal services. It arranges for and provides integrated rail and truck transportation services across the United States, and key markets in Canada and Mexico. The company's Surface Transportation business includes rail and intermodal units. The rail unit operates a rail network in the eastern United States, providing rail freight transportation over a network of approximately 23,000 routes. The intermodal unit provides intermodal transportation services, which run approximately 450 dedicated trains between its 45 terminals weekly. The company's International Terminals business operates and develops container terminals, distribution facilities, and related terminals in Asia, Europe, Australia, Latin America, and the United States. In addition, CSX engages in a non-transportation business that owns and operates the Greenbrier, a Five-Diamond resort located in West Virginia. CSX was formed in 1980 as a result of the merger of Chessie System, Inc. and Seaboard Coast Line Industries, Inc. The company's principal executive offices are located in Jacksonville, Florida.

Kansas City Southern (NYSE: KSU) - Kansas City Southern (KCS) serves as a holding company that principally engages in rail transportation. The company, through its subsidiaries and affiliates, owns and operates North American rail networks that connect commercial and industrial markets in the central United States with industrial cities in Mexico. It serves a ten-state region in the midwest and southern parts of the United States, and the north/south rail route between Kansas City, Missouri, and various ports along the Gulf of Mexico in Louisiana, Mississippi, and Texas. KCS owns and operates approximately 6,000 miles of main and branch lines, as of December 31, 2003. The company's customers primarily include electric generating utilities, which use coal, as well as companies operating in the chemical and petroleum, agricultural and mineral, paper and forest products, and automotive and intermodal markets. The company has a strategic alliance with the Canadian National Railway Company and Illinois Central Corporation. KCS was organized in 1962 as Kansas City Southern Industries, Inc. and changed its name to Kansas City Southern in 2002. The company's corporate headquarters are located in downtown Kansas City, Missouri.

Norfolk Southern Corporation (NYSE: NSC) - Norfolk Southern Corporation, a holding company, through its subsidiaries, engages in the railroad transportation business. The company operates in five commodity groupings:
Automotive; Chemicals; Metals and Construction; Agriculture, Consumer Products, and Government; and Paper, Clay, and Forest Products. The Automotive group includes finished vehicles and auto parts for the automotive industry. The Chemicals group includes sulfur and related chemicals, petroleum products, chlorine and bleaching compounds, plastics, rubber, industrial chemicals, and chemical wastes and municipal wastes. The Metals and Construction group includes steel, aluminum products, machinery, scrap metals, cement, aggregates, bricks, and minerals. The Agriculture, Consumer Products, and Government group includes soybeans, wheat, corn, fertilizer, animal and poultry feed, food oils, flour, beverages, canned goods, sweeteners, consumer products, ethanol, and items for the military. The Paper, Clay, and Forest Products group includes lumber and wood products, pulpboard and paper products, woodfibers, woodpulp, scrap paper, and clay. As of December 31, 2003, the company's railroads operated 21,500 miles of track in 22 eastern states, the District of Columbia, and the province of Ontario. Norfolk Southern Corporation was incorporated in 1980 and is headquartered in Norfolk, Virginia.

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 20 of 27

Union Pacific Corporation (NYSE: UP) - Union Pacific Corporation, through its subsidiary, Union Pacific Railroad Company, primarily provides rail transportation services in North America. The company has approximately 33,000 route miles linking Pacific Coast and Gulf Coast ports with the Midwest and eastern United States gateways, and provides various north/south corridors to Mexican gateways. It provides transportation services mainly for commodities, which include agricultural products, automotive, chemicals, coal, and industrial products, as well as international traffic for steamship customers. Union Pacific Corporation was incorporated in 1969 and is headquartered in Omaha, Nebraska.

MARKET COMPARISON ANALYSIS

The valuation of a publicly traded company is normally expressed as a function of its P/E ratio. DP&P believe that the public market provides objective evidence as to value. However, DP&P viewing a company's public valuation as a function of Business Enterprise Value as a ratio to EBITDA and Revenues provides improved comparability.

On this basis, Comparable Company Group I (Short-Line) and Comparable Company Group II (Class I) are trading at approximately 10.31x LTM 2004 EBITDA (median) and 9.23x LTM 2004 EBITDA (median), respectively. Also, Comparable Company Group I and Comparable Company Group II are trading at approximately 2.57x LTM revenue (median) and 2.17x LTM 2004 revenue (median), respectively. Indicated Equity Value based on the previously described EBITDA and revenue multiples are calculated as follows:

                                PIONEER RAILCORP
                           COMPARABLE COMPANY APPROACH
                    For the last twelve months ended June 30,
                               ($'s in thousands)

                                     GROUP I - SHORT LINE RR    GROUP II - CLASS I RR
                                     -----------------------    ---------------------
                                     BASED ON       BASED ON    BASED ON     BASED ON
                                      EBITDA        REVENUE      EBITDA      REVENUE
            DESCRIPTION              MULTIPLE       MULTIPLE    MULTIPLE     MULTIPLE
            -----------              --------       --------    --------     ---------
Pioneer LTM Relevant Value(A)        $ 16,845       $ 5,483     $ 16,845     $ 5,483
   Relevant Multiple                    10.31x         2.57x        9.23x       2.17x
                                     --------       -------     --------     -------
Business Enterprise Value Range      $ 56,530       $43,292     $ 50,608     $36,554

ADJUSTMENTS (AS OF JUNE 30, 2004)

Less: Net Debt(B)                     (11,175)       (11,17)     (11,175)     (11,17)
                                     --------       -------     --------     -------
EQUITY VALUE RANGE                   $ 45,355       $32,117     $ 39,433     $25,379
                                     ========       =======     ========     =======

Note:

      (A) Last twelve months Revenue or EBITDA for Pioneer.

      (B) See Schedule C for calculation of net debt

COMPARABLE COMPANY CONCLUSION (000's)

BASED ON THESE ASSUMPTIONS, DP&P HAVE CALCULATED A RELEVANT RANGE OF EQUITY VALUE FROM $25,379 TO $45,355. This range represents the upper and lower bounds of the range defined by applying the relevant Pioneer value to LTM median EBITDA and revenue multiple from Comparable Company Group I and II.

In relying on market comparables in a business valuation, DP&P have in essence stated that the market is an efficient evaluator of a company's intrinsic business value. In practice (and theory), this has not always proven to be true. This can be misleading when the market is used as a value indicator at a particular point in time.

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 21 of 27

ACQUISITION PREMIUMS PAID APPROACH

The acquisition premiums paid analysis seeks to estimate the price at which a company would "trade in the market for corporate control." Acquisition value is the price an acquirer would pay to control the target's assets and the free cash flows ("FCF") they generate. Transactions occur in the public market almost daily at prices significantly above current secondary trading levels. The premium paid over the market trading level of the stock of a company is, in fact, a derived figure rather than an analytical tool(3). When the various valuation methods outlined previously justify a price over current trading prices, then a premium price is paid. The price paid rests on the conclusion of the analysis. To some degree, the prices paid are a result of the amount of competition among buyers for quality businesses and to a greater degree they reflect the economic benefits of all the synergies that a buyer may bring to a seller in a corporate combination.

Thus, the value of a company (its intrinsic value) as an independent entity often will be different than the value of the company when it is combined with another firm. The acquisition value may reflect incremental cash flow generated by consolidated tax savings, cost savings due to the elimination of redundant operations, distribution economies, or other business benefits.

The following table summarizes average acquisition premiums paid over the average five day trading price for 1998 through 2002 for all industries and, more specifically, for the transportation industry. Data obtained from Mergerstat(R) Review 2003.

                                PIONEER RAILCORP
                            PREMIUM PAID ANALYSIS(4)
                                  1998 - 2002

DESCRIPTION                                             1998       1999      2000       2001       2002
-----------                                             ----       ----      ----       ----       ----
All Industries
   Average Premium                                      40.7%      43.3%     49.2%      57.2%      59.7%
   Number of Transactions                                512        723       574        439        326

Transportation Industry
   Average Premium                                      28.2%      30.8%     64.3%      24.4%     282.6%
   Number of Transactions                                  5         11         8          7          2
   Weighted(A) Average Premium - 52.4%

Note:

      (A) Weighted by number of transactions

DP&P utilized the weighted average premium for the transportation industry, 52.4%, and applied it to the closing price of Pioneer on September 9, 2004.

                                PIONEER RAILCORP
                 PREMIUM PAID ANALYSIS - VALUATION IMPLICATIONS

Market value of equity - Sep 9 2004                        $10,369
Weighted average premium - transportation industry            52.4%
                                                           -------
Implied premium                                            $ 5,433

IMPLIED EQUITY VALUE                                       $15,802

----------
(3) See Judson P. Reis, "The Fine Art of Valuation", Mergers & Acquisition Handbook

(4) Mergerstat(R) Review 2003

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 22 of 27

COMPARABLE ACQUISITION APPROACH

Similar to the acquisition premium approach, the comparable acquisition approach seeks to estimate the price at which a company would "trade in the market for corporate control." However, this approach takes a further refinement in that it attempts to identify companies that were acquired and that are similar or comparable to Pioneer.

The first step in this approach is to determine a sample of comparable companies that have been involved in a merger or acquisition. From a comparability standpoint, DP&P look at the following aspects of a company: industry, size, customers, business model, and suppliers among others. For Pioneer, DP&P reviewed a number of transactions, however, for many of the acquisitions financial information is not published. Many of the target companies in the transactions highlighted are highly comparable to Pioneer. In fact, many of the acquirers are Pioneer's short line competitors, who, like Pioneer, have typically achieved growth through acquisitions. DP&P believe the transactions summarized below represent relevant valuation data points for short line rail road companies:

COMPARABLE ACQUISITIONS

                                PIONEER RAILCORP
           COMPARABLE ACQUISITIONS IN SHORT LINE RAILROAD INDUSTRY(5)

                                                                                         TC*     TC* TO     TC* TO
  DATE                                                                                 ($'s IN    LTM        LTM
ANNOUNCED   TARGET                                ACQUIRER                            MILLIONS)  EBITDA     REVENUE
---------   ------                                --------                            ---------  ------     -------
12/19/2003  Georgia Pacific (3 Regional Railroad  Genesse & Wyoming Inc. (NYSE: GWR)     $56       n.m.      3.08x
            Subsidiaries)
  2/4/2001  Emons Transportation Group (Nasdaq:   Genesse & Wyoming Inc. (NYSE: GWR)     $26      5.20x      1.06x
            EMON)
 11/6/2001  ParkSierra Corporation                RailAmerica Inc (NYSE: RRA)            $48      5.30x(6)    n.m.
10/15/2001  StatesRail Companies                  RailAmerica Inc (NYSE: RRA)            $90      6.43x      1.50x
 10/1/2001  South Buffalo Railway                 Genesse & Wyoming Inc. (NYSE: GWR)     $36      5.40x(6)    n.m.
                                                                                                  ----       ----
                                                                                      MEDIAN      5.35x      1.50x
                                                                                                  ====       ====

Note:

      *Total consideration paid for target acquisition

Similar to the comparable company approach, DP&P evaluated the total consideration (business value) in relation to its last twelve months revenue and EBITDA.

----------
(5)   Source: Capital IQ / Mergerstat

(6) EBITDA multiple sourced from Ferris Baker Watts fairness opinion for the Genesse & Wyoming/Emon Transportation Corporation transaction - DEF14-A filed with the SEC on January 14, 2002

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 23 of 27

DESCRIPTIONS OF COMPARABLE ACQUISITIONS:

Georgia Pacific (3 Regional Railroads) / Genesse & Wyoming(NYSE: GWR) - Genesee & Wyoming Inc acquired Fordyce & Princeton Railroad Co, Arkansas Louisiana & Mississippi Railroad Co and Chattahoochee Industrial Railroad from Georgia-Pacific Corp for $55.6 million in cash. For the 12 months ended September 30, 2003, these three railroads has revenues of $18 million. Georgia-Pacific Corp will use the proceeds to pay debt. Genesee & Wyoming Inc owns short-line and regional freight railroads covering about 6,500 miles of track.

Georgia-Pacific Corporation engages in the manufacture and marketing of tissue, packaging, paper, building products, pulp, and related chemicals. It manufactures tissue products, including bath tissue, paper towels, and napkins; and disposable tabletop products, consisting of cups, plates, cutlery, and containers. The company also manufactures containerboard and packaging that include corrugated packaging, linerboard, and medium; and bleached pulp and paper, such as paper, market and fluff pulp, kraft, and bleached board. In addition, Georgia-Pacific manufactures building products, including plywood, oriented strand board, various industrial wood products, and softwood and hardwood lumber, as well as nonwood products that include gypsum board, chemicals, and other products. The company offers its products worldwide primarily in North America and Europe. Georgia-Pacific was organized in 1927 under the laws of the state of Georgia and is headquartered in Atlanta, Georgia.

Emons Transportation Group (NASDAQ: EMON) / Genesee & Wyoming (NYSE: GWR) - Genesee & Wyoming acquired Emons Transportation for $17.7 million in cash plus $9.7 million in assumed debt. This acquisition allows Genesee & Wyoming to enhance its Quebec and Pennsylvania operations and allows Emons Transportation to increase its revenue and level of services.

Emons Transportation Group, Inc. was acquired by Genesee & Wyoming Inc. (Nasdaq:
GNWR) on 02/22/2002. Emons Transportation Group, Inc. operates as a rail freight transportation and distribution services company that serves the mid-Atlantic and northeast regions of the United States and Quebec, Canada. The company owns four short line railroads, and operates a rail intermodal terminal in Auburn, Maine, which provides its customers in New England with access to the global marketplace by transporting their freight by rail, for further transport by steamship or truck. Emons Transportation's logistics services business in York, Pennsylvania provides its customers with rail/truck transfer, warehousing, and other distribution services.

ParkSierra Corporation / RailAmerica Inc. (NYSE: RRA) - RailAmerica acquired ParkSierra for approximately $23 million in cash, $25 million in stock, plus assumed an undisclosed amount of liabilities to further expand its railroad operations. ParkSierra owns and operates the Arizona & California Railroad, the California Northern Railroad, and the Puget Sound & Pacific Railroad. These railroads operate 751 miles of track in four western US states. Upon completion of this transaction, Railroad America will own and operate 50 railroads totaling over 13,400 miles of track in five countries.

ParkSierra Corp. was acquired by RailAmerica, Inc. on 01/09/2002. ParkSierra is engaged in the operation and management of short line railroads. The company owns and operates the Arizona & California Railroad, the California Northern Railroad and the Puget Sound & Pacific Railroad. The company was founded in 1989, and is headquartered in Napa, California.

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 24 of 27

StatesRail Companies / RailAmerica Inc. (NYSE: RRA) - RailAmerica acquired StatesRail and its subsidiaries for $67 million in cash, $23 million in stock, plus the assumption of debt. The StatesRail subsidiaries include Kyle Railroad, Kiamichi Railroad, San Joanquin Valley Railroad, Alabama & Gulf Coast Railway, Arizona Eastern Railway, Eastern Alabama Railway, San Pedro & Southwestern Railway, and Lahaina, Kaanapali & Pacific Railroad. This acquisition allows RailAmerica to increase its railway operations and lines, geographical growth, operating and marketing efficiencies, and its purchasing power with suppliers. StatesRail has 400 employees, 8 railroads operated on 1,647 miles of track in 11 states, with around 100 locomotives and 2,600 railcars. In 2000, StatesRail moved nearly 175,000 carloads of freight and 276,000 passengers. StatesRail had revenues of approximately $60 million in 2000.

StatesRail was acquired by RailAmerica, Inc. on 1/7/2002. It is a short line railroad operator. The company owns and operates shortline freight railroads in the west and southern U.S. and a scenic railroad in Hawaii. It is headquartered in Dallas, Texas.

South Buffalo Railway / Genesee & Wyoming (NYSE: GWR) - Genesee & Wyoming Inc acquired South Buffalo Railway from Bethlehem Steel for $33.1 million in cash plus $3.3 million in liabilities assumed. This acquisition gives Genesee & Wyoming Inc over 52 miles of track in Buffalo, NY with connections to various Class I carriers.

Located on the shores of Lake Erie, South Buffalo operates over 52 miles of owned track in Buffalo, NY with connections to Class I carriers including CSX Corp. (NYSE: CSX), Norfolk Southern Corporation (NYSE: NSC), Canadian National Railway Company (NYSE: CNI) and Canadian Pacific Limited (NYSE: CP). The primary products currently hauled by the South Buffalo include stamped auto parts, galvanized steel and other specialized bar steel products. South Buffalo also connects to GWI's Buffalo & Pittsburgh Railroad in its New York- Pennsylvania Region. As of 10/1/2001, South Buffalo Railway Co. is a subsidiary of Genesee & Wyoming Inc. South Buffalo Railway Co. was formerly owned by Bethlehem Steel Corp.

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 25 of 27

                                PIONEER RAILCORP
                        COMPARABLE ACQUSISTION APPROACH
                    For the last twelve months ended June 30,
                               ($'s in thousands)

                                               BASED ON     BASED ON
                                                EBITDA      REVENUE
DESCRIPTION                                    MULTIPLE     MULTIPLE
-------------------------------------------    --------     --------
Pioneer LTM Relevant Value(A)                  $  5,483     $ 16,845
                 Relevant Multiple (Median)        5.35x        1.50x
                                               --------     --------
Business Enterprise Value                      $ 29,334     $ 25,268
ADJUSTMENTS (AS OF JUNE 30, 2004)
Less: Net Debt(B)                               (11,146)     (11,146)
                                               --------     --------
EQUITY VALUE                                   $ 18,159     $ 14,093
                                               ========     ========

Note:

      (A) Last twelve months revenue or EBITDA for Pioneer.

      (B) See Schedule C for calculation of net debt

COMPARABLE ACQUISITION CONCLUSION (000'S)

BASED ON THESE ASSUMPTIONS, DP&P HAVE CALCULATED A RELEVANT RANGE OF EQUITY VALUE FROM $14,093 TO $18,159. This range represents the upper and lower bounds of the range defined by applying the relevant Pioneer value to LTM median EBITDA and revenue multiple from comparable acquisition group previously defined.

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 26 of 27

VALUATION SUMMARY

The reader is directed to SCHEDULE A for a complete summary of all the valuation techniques applied by DP&P and SCHEDULE B for a detailed calculation of value per share. The results of applying the various valuation techniques are as follows:

                                PIONEER RAILCORP
                           VALUATION SUMMARY ANALYSIS
                               As of June 30, 2004
                  ($'s in thousands - except per share values)

                                                                         WEIGHTING -    WEIGHTING -
VALUATION TECHNIQUE                                      EQUITY VALUE     LOW CASE       HIGH CASE
--------------------------------------------             ------------    -----------    -----------
Recent Trading - Price as of 9/9/2004                     $   10,369          5.0%           5.0%
Recent Trading - 30 Day Trading Average                   $   10,886          5.0%           5.0%
Recent Trading - 90 Day Trading Average                   $   11,661          5.0%           5.0%
Recent Trading - 1 Year Trading Average                   $   10,455          5.0%           5.0%
Net Book Value                                            $    9,721          5.0%           5.0%
Present Value of Discounted Cash Flow - Low               $   11,095         40.0%             -
Present Value of Discounted Cash Flow - High              $   21,945            -           40.0%
Comparable Company (Short Line) - EBITDA                  $   45,355          2.5%           2.5%
Comparable Company (Short Line) - Revenue                 $   32,117          2.5%           2.5%
Comparable Company (Class I) - EBITDA                     $   39,433          2.5%           2.5%
Comparable Company (Class I) - Revenue                    $   25,379          2.5%           2.5%
Premium Analysis                                          $   15,806         10.0%          10.0%
Comparable Acquisition - EBITDA                           $   18,159          7.5%           7.5%
Comparable Acquisition - Revenue                          $   14,093          7.5%           7.5%
                                                          ----------      -------        -------
VALUATION CONCLUSION (LOW & HIGH CASE)                                    $14,649        $18,989
Total Weighting                                                             100.0%         100.0%

                                                          # of Shares    Share Price
                                                          -----------    -----------
Implied Value per Share (Low & High Case) (1)              4,495,602      $  2.66        $  3.15
Premium to Current Trading Price ($2.16)                                     23.0%          46.0%
Implied Value per Warrant (Low & High Case) (1)            4,117,044      $  0.66        $  1.15
Implied Value per Option (Low & High Case) (1)               150,000            -        $  0.40

(1) See schedule B for calculation of value per share

VALUATION CONCLUSION (000'S)

BASED ON THE FOREGOING, IT IS OUR OPINION THAT THE FAIR MARKET VALUE OF THE COMPANY'S EQUITY IS BETWEEN $14,649 AND $18,989. This includes the equity value to holders of common stock, warrants and options. On a per share basis, it is the opinion of DP&P that the fair value of the Company's common stock is between $2.66 and $3.15 per share. Based on this per share valuation of common stock, the intrinsic value of warrants is between $0.66 and $1.15 per share and the intrinsic value of the options is between zero and $0.40 per share. The reader is directed to SCHEDULE B for the complete calculation of value on a per share basis. In arriving at these values, DP&P have considered the industry in which the Company operates, the Company's historical profitability, its forecasted earnings trends and its fundamental longer term earning potential. DP&P have placed the heaviest weighting on the Present Value of the Discounted Cash Flows, as this methodology is specific to Pioneer and takes into consideration the future prospects of the Company. The weightings utilized are based on DP&P opinion of the specific analyses' comparability and relevance to Pioneer.

[DONNELLY PENMAN & PARTNERS LOGO]                                  Page 27 of 27

                                   SCHEDULE A
                                Pioneer Railcorp
                          Valuation Methodology Summary
                         Valuation Date: June 30th, 2004

                              VALUATION TECHNIQUE:


                                                                                            RECENT TRADING
                                                                               --------------------------------------
                                                                               CURRENT-   30 DAY    90 DAY   1 YEAR
                                                                               9/9/2004     AVG.     AVG.     AVG.
                                                        DCF             NBV    ($ 2.16)  ($ 2.22)  ($ 2.31)  ($ 2.17)
                                                --------------------  -------  --------  --------  --------  --------
MEAN / MEDIAN MULTIPLE:                                                                        -         -

PIONEER EBITDA / REVENUE

ENTERPRISE VALUE                                $ 22,270   $ 33,120                            -         -

NET DEBT AT JUNE 30,
2004(1)                                          (11,175)   (11,175)
                                                --------   --------
EQUITY VALUE                                    $ 11,095   $ 21,945   $9,721   $10,369   $10,886   $11,661   $10,455
                                                --------   --------
  Premium to market cap
  (as of Sep. 9, 2004)(2)             $10,369        7.0%     111.6%    -6.3%      0.0%      5.0%     12.5%      0.8%

METHODOLOGY WEIGHTING
                            --------  -------   --------   --------   ------   -------   -------   -------   -------
  Low                       $ 14,649      100%        40%                  5%        5%        5%        5%        5%
                            --------  -------   --------   --------   ------   -------   -------   -------   -------
  High                      $ 18,989      100%                   40%       5%        5%        5%        5%        5%
                            --------  -------   --------   --------   ------   -------   -------   -------   -------
                                                 COMPARABLE COMPANY   COMPARABLE COMPANY
                                                     SHORT LINE             CLASS I         COMPARABLE ACQUISITION
                                                --------------------  --------------------  ----------------------   PREMIUM
                                                 EBITDA     REVENUE    EBITDA     REVENUE    EBITDA      REVENUE     ANALYSIS
                                                ---------  ---------  ---------  ---------  ---------    ---------   --------
MEAN / MEDIAN MULTIPLE:                            10.31x      2.57x      9.23x      2.17x      5.35x        1.50x

PIONEER EBITDA / REVENUE                        $  5,483   $ 16,845   $  5,483   $ 16,845   $  5,483     $ 16,845

ENTERPRISE VALUE                                  56,530     43,292     50,608     36,554     29,334       25,268

NET DEBT AT JUNE 30,                             (11,175)   (11,175)   (11,175)   (11,175)   (11,175)     (11,175)
2004(1)

EQUITY VALUE                                    $ 45,355   $ 32,117   $ 39,433   $ 25,379   $ 18,159     $ 14,093    $ 15,802

  Premium to market cap
  (as of Sep. 9, 2004)(2)                          337.4%     209.7%     280.3%     144.8%      75.1%        35.9%       52.4%

METHODOLOGY WEIGHTING
                                                --------   --------   --------   --------   --------     --------    --------
  Low                                                2.5%       2.5%       2.5%       2.5%       7.5%         7.5%         10%
                                                --------   --------   --------   --------   --------     --------    --------
  High                                               2.5%       2.5%       2.5%       2.5%       7.5%         7.5%         10%
                                                --------   --------   --------   --------   --------     --------    --------


(1)SEE SCHEDULE C - CALCULATION OF NET DEBT

(2)DOES NOT ACCOUNT FOR DILUTION CAUSED BY CONVERSION OF OPTIONS OR WARRANTS

[DONNELLY PENMAN & PARTNERS LOGO]                                    Page 1 of 1

                                   SCHEDULE B
                                Pioneer Railcorp
                           Per Share Value Calculation
                         Valuation Date: June 30th, 2004

WEIGHTED RANGE                                                          LOW             HIGH
                                                                     -----------    -----------
Estimated equity value                                               $   14,649     $   18,989
                                                                           41.3%          83.1%
Cash from conversion of warrants & options                           $    8,234     $    8,647

Total Value After Conversion                                         $   22,883     $   27,636

Shares Outstanding, fully diluted                                     8,612,646      8,762,646

Value per share, fully diluted                                       $     2.66     $     3.15

Current Trading Price                                                $     2.16     $     2.16
Premium to Current Trading Price                                           0.50           0.99
Premium to Current Trading Price                                           23.0%          46.0%

Shares outstanding
   Common @ 6/30/04                                                   4,495,602
   Warrants, assuming conversion (@ 7/14/04)                          4,117,044     $     2.00     $8,234,088
   Options, assuming conversion (@12/31/03)                             150,000     $     2.75        412,500
                                                                     ----------                    ----------
                                                                      8,762,646                    $8,646,588
                                                                     ==========                    ==========

   Value common stock                                       $ 2.66   $   11,945     $     3.15     $   14,178
   Value per warrant                                          0.66        2,705           1.15          4,750
   Value per option                                              -            -           0.40             61
                                                                     ----------                    ----------
                                                                     $   14,629                    $   18,969
                                                                     ==========                    ==========

[DONNELLY PENMAN & PARTNERS LOGO]                                    Page 1 of 1

                                   SCHEDULE C
                                Pioneer Railcorp
                              Net Debt Calculation

DEBT COMPONENTS - AS OF JUNE 30, 2004

Cash                                 ($   896)
Long Term Debt, current                 2,659
Notes payable                               -
Long Term Debt, non-current             8,487
Accrued interest                           46
Deferred compensation                     143
Minority interest in subsidiaries         736
                                     --------
   NET DEBT                           $11,175
                                     ========

[DONNELLY PENMAN & PARTNERS LOGO]                                    Page 1 of 1

                                   SCHEDULE D
                                Pioneer Railcorp
                          Discounted Cashflow Analysis

VALUATION DATE: JUNE 30, 2004
(in thousands of $'s)

                                                                             PROJECTED
                                                 ---------------------------------------------------------------
                                                                  For the years ending December 31,
                                                 ---------------------------------------------------------------
                                                                                                                   Exit @ Year End
                                                   2004        2005          2006          2007          2008            2008
                                                 --------    ---------     --------      ---------     ---------   ---------------
Net Revenue                                      $16,417     $ 17,014      $ 17,621      $ 18,150      $ 18,695    $        18,695
Net Revenue Growth%                                  2.6%         3.6%          3.6%          3.0%          3.0%

EBITDA                                             5,555        5,446         5,784         5,986         6,155

EBITDA as a % of Net Revenue                        33.8%        32.0%         32.8%         33.0%         32.9%

Depreciation and Amortization                      2,208        2,208         2,208         2,208         2,208
                                                 -------     --------      --------      --------      --------

EBIT                                               3,347        3,238         3,576         3,778         3,947

Income Taxes @ 38%                    38%          1,272        1,230         1,359         1,435         1,500
                                                 -------     --------      --------      --------      --------

Debt-Free Net Income                             $ 2,075     $  2,008      $  2,217      $  2,342      $  2,447
                                                 =======     ========      ========      ========      ========
Adjustments:
Plus: Depreciation and Amortization              $ 2,208     $  2,208      $  2,208      $  2,208      $  2,208
Less: Capital Expenditures                        (1,683)      (1,732)       (1,620)       (1,620)       (1,620)
Less: Increase in Required Working
  Capital                                            115         (228)         (192)         (162)         (165)
                                                 -------     --------      --------      --------      --------
  Debt-Free Cash Flow                              2,716        2,256         2,614         2,768         2,870

Less: Partial Year Adjustment                     (1,651)
                                                 -------
Debt-Free Cash Flow                                1,065

Present Value Factor @ 10.4%(1)     10.4%         0.9756       0.9058        0.8205        0.7432        0.6732
                                                 -------     --------      --------      --------      --------
Present Value of Debt-Free Cash Flows            $ 1,039     $  2,043      $  2,144      $  2,057      $  1,932
                                                 -------     --------      --------      --------      --------
Total Present Value of Cash Flows
(Years 1 to 5)                                   $ 9,216
                                                  22,327
                                                 -------
Plus: Residual Cash Flow                         $31,542
  Business Enterprise Value

Residual Cash Flow (2% growth)                                                                                          $ 2,927
Discount Rate                                                                                                              10.4%
Growth Rate                                                                                                                 2.0%
                                                                                                                        -------
                                                                                                                            8.4%
Terminal Value                                                                                                          $34,849
Present Value Factor                                                                                                     0.6407
                                                                                                                        -------
                                                                                                                        $22,327
                                                                                                                        -------

Footnotes:

(1) Based on the Ibottson Asociates weighted cost of capital build up method (riskless rate + market risk premium + equity risk premium + industry risk premium + size premium) utilizing a 3.84% industry discount for railroads and a size premium of 9.16% (data from Ibbotson Associates 2003 Yearbook - Valuation Edition)

[DONNELLY PENMAN & PARTNERS LOGO]                                    Page 1 of 2

                                   SCHEDULE D
                                Pioneer Railcorp
                            DCF Sensitivity Analysis

VALUATION DATE: JUNE 30, 2004
(in thousands of $'s)

                            2004        2005       2006         2007        2008
                          -------     -------     -------     -------     -------
FORECASTED NET REVENUE    $16,417     $17,014     $17,621     $18,150     $18,695

FORECASTED EBITDA         $ 5,555     $ 5,446     $ 5,784     $ 5,986     $ 6,155
EBITDA Margin                33.8%       32.0%       32.8%       33.0%       32.9%

                            BUSINESS ENTERPRISE VALUE

                                         Discount Rate
 Residual     --------------------------------------------------------------------
Growth Rate     10.0%        10.4%      11.0%      12.0%       13.0%        14.0%
-----------   ----------    -------    -------    -------    ----------    -------
  0.0%        $28,350       $27,250    $25,740    $23,580    $21,750       $20,180
  0.5%        $29,360       $28,160    $26,540    $24,210    $22,270(1)    $20,610
  1.0%        $30,470       $29,170    $27,410    $24,910    $22,830       $21,070
  2.0%        $33,120(2)    $31,540    $29,440    $26,510    $24,110       $22,120
  3.0%        $36,520       $34,560    $31,980    $28,460    $25,640       $23,350

[ ] =  Relevant Range

(1) Low Enterprise Value

(2) High Enterprise Value

[DONNELLY PENMAN & PARTNERS LOGO]                                    Page 2 of 2

                                   SCHEDULE E
                                Pioneer Railcorp
                    Comprable Company Analysis - Short Line
                                 Financial Data
                    ($ in millions - except per share data)

                                 STOCK  STOCK PRICE                SHARES    MARKET
COMPANY NAME            TICKER   PRICE      DATE     LTM DATE   OUTSTANDING    CAP   NET DEBT
----------------------  -------  -----  -----------  ---------  -----------  ------  --------
Genesee & Wyoming Inc.  GWR      23.20    9/8/2004   6/30/2004     26.87     $623.4  $ 125.6
RailAmerica Inc.        RRA      11.80    9/8/2004   6/30/2004     36.75      433.7    457.9
Pioneer Railcorp        PRRR      2.13    9/8/2004   6/30/2004      4.50        9.6     10.3

                       ENTERPRISE   LTM     FISCAL YR.   LTM     LTM     LTM   FISCAL YR.   BOOK
COMPANY NAME             VALUE*    REVENUE   REV EST.   EBITDA   EBIT    EPS    EPS EST.   VALUE
----------------------  ---------  -------  ----------  ------  ------  -----  ----------  ------
Genesee & Wyoming Inc. $   752.5   $ 269.5  $  288.0    $ 59.6  $ 42.2  $1.25  $   1.50    $11.39
RailAmerica Inc.           891.6     380.5     387.3     111.4    63.6   0.50      0.66     11.04
Pioneer Railcorp            20.6      16.4        NA       5.1     2.9   0.30        NA      2.16

* Enterprise Value equals Equity Market Value + Net Debt + Preferred Stock.

SOURCE: CAPITAL IQ

[DONNELLY PENMAN & PARTNERS LOGO]                                    Page 1 of 6

                                   SCHEDULE E
                                Pioneer Railcorp
                    Comprable Company Analysis - Short Line
                                  Trading Data
                    ($ in millions - except per share data)

                          ENTERPRISE VALUE / LTM    ENTERPRISE VALUE / LTM
COMPANY NAME                     REVENUE                    EBITDA
----------------------    ----------------------    ----------------------
Genesee & Wyoming Inc.            2.8x                      12.6x

RailAmerica Inc.                  2.3x                       8.0x

Pioneer Railcorp                  1.3x                       4.0x

HIGH                              2.79x                    12.62x

LOW                               2.34x                     8.01x

MEAN                              2.57x                    10.31x

MEDIAN                            2.57x                    10.31x

SOURCE: CAPITAL IQ

[DONNELLY PENMAN & PARTNERS LOGO]                                    Page 2 of 6

                                   SCHEDULE E
                                Pioneer Railcorp
                     Comprable Company Analysis - Short Line
                                 Operating Data
                     ($ in millions - except per share data)

                        LTM GROSS  LTM EBIT MARGIN  LTM EBITDA   LTM NET INCOME  TWO YEAR REVENUE
COMPANY NAME            MARGIN(%)       (%)          MARGIN (%)    MARGIN (%)     GROWTH RATE (%)
----------------------  ---------  ---------------  -----------  --------------  ----------------
Genesee & Wyoming Inc.     40.9         15.7           22.1           13.3             20.1

RailAmerica Inc.           47.1         16.7           29.3            2.2             17.4

Pioneer Railcorp           58.8         17.4           30.9            8.5              5.6

HIGH                      47.10        16.70          29.30          13.30            20.10

LOW                       40.90        15.70          22.10           2.20            17.35

MEAN                      44.00        16.20          25.70           7.75            18.73

MEDIAN                    44.00        16.20          25.70           7.75            18.73

                        TWO YEAR EBITDA  TOTAL DEBT / TOTAL  TOTAL DEBT / LTM
COMPANY NAME            GROWTH RATE (%)        CAP (%)            EBITDA
----------------------  ---------------  ------------------  ----------------
Genesee & Wyoming Inc.       24.3               30.2               2.2x

RailAmerica Inc.             18.0               54.6               4.2x

Pioneer Railcorp              6.0               51.6               2.2x

HIGH                        24.34              54.55              4.19

LOW                         18.02              30.22              2.25

MEAN                        21.18              42.39              3.22

MEDIAN                      21.18              42.39              3.22

SOURCE: CAPITAL IQ

[DONNELLY PENMAN & PARTNERS LOGO]                                    Page 3 of 6

                                   SCHEDULE E
                                Pioneer Railcorp
                      Comprable Company Analysis - Class I
                                 Financial Data
                     ($ in millions - except per share data)

                                            STOCK  STOCK PRICE                SHARES      MARKET
COMPANY NAME                        TICKER  PRICE      DATE     LTM DATE   OUTSTANDING     CAP      NET DEBT
----------------------------------  ------  -----  -----------  ---------  -----------  ----------  ---------
Burlington Northern Santa Fe Corp.    BNI   37.04    9/8/2004   6/30/2004     372.39    $ 13,793.4  $ 6,923.0

Canadian National Railway Co.         CNI   47.39    9/8/2004   6/30/2004     285.28    $ 13,519.5  $ 3,488.6

CSX Corp.                             CSX   33.29    9/8/2004   6/30/2004     214.81    $  7,151.2  $ 6,987.0

Kansas City Southern                  KSU   14.99    9/8/2004   6/30/2004      62.67    $    939.5  $   416.2

Norfolk Southern Corp.                NSC   29.20    9/8/2004   6/30/2004     393.69    $ 11,495.7  $ 6,644.0

Union Pacific Corp.                   UNP   58.55    9/8/2004   6/30/2004     259.22    $ 15,177.5  $ 7,530.0

Pioneer Railcorp                     PRRR    2.13    9/8/2004   6/30/2004       4.50    $      9.6  $    10.3

                                    ENTERPRISE     LTM     FISCAL YR.    LTM         LTM      LTM    FISCAL YR.   BOOK
COMPANY NAME                           VALUE*    REVENUE    REV EST.    EBITDA      EBIT      EPS     EPS EST.    VALUE
----------------------------------  ----------  ---------  ----------  ---------  ---------  ------  ----------  -------
Burlington Northern Santa Fe Corp.  $ 20,716.4  $10,062.0  $ 10,642.0  $ 2,784.0  $ 1,825.0  $ 2.34    $ 2.56    $ 23.93

Canadian National Railway Co.       $ 17,008.1  $ 4,484.8  $  6,545.2  $ 1,864.5  $ 1,440.4  $ 2.72    $ 4.17    $ 23.45

CSX Corp.                           $ 14,138.2  $ 7,831.0  $  8,017.9  $ 1,365.0  $   712.0  $ 0.79    $ 2.16    $ 31.05

Kansas City Southern                $  1,362.2  $   596.5  $    612.9  $   100.1  $    41.8  $ 0.05    $ 0.44    $ 15.50

Norfolk Southern Corp.              $ 18,139.7  $ 6,780.0  $  7,059.3  $ 1,943.0  $ 1,413.0  $ 1.42    $ 2.00    $ 18.68

Union Pacific Corp.                 $ 22,707.5  $11,843.0  $ 12,078.7  $ 2,944.0  $ 1,854.0  $ 3.63    $ 2.96    $ 48.47

Pioneer Railcorp                    $     20.6  $    16.4          NA  $     5.1  $     2.9  $ 0.30        NA    $  2.16

* Enterprise Value equals Equity Market Value + Net Debt + Preferred Stock.

SOURCE: CAPITAL IQ

                                   SCHEDULE E
                                Pioneer Railcorp
                      Comprable Company Analysis - Class I
                                  Trading Data
                     ($ in millions - except per share data)

                                     ENTERPRISE VALUE / LTM    ENTERPRISE VALUE / LTM
COMPANY NAME                                REVENUE                    EBITDA
----------------------------------   ----------------------    ----------------------
Burlington Northern Santa Fe Corp.           2.1x                       7.4x

Canadian National Railway Co.                3.8x                       9.1x

CSX Corp.                                    1.8x                      10.4x

Kansas City Southern                         2.3x                      13.6x

Norfolk Southern Corp.                       2.7x                       9.3x

Union Pacific Corp.                          1.9x                       7.7x

Pioneer Railcorp                             1.3x                       4.0x

HIGH                                        3.79x                     13.61x

LOW                                         1.25x                      4.05x

MEAN                                        2.42x                      9.60x

MEDIAN                                      2.17x                      9.23x

SOURCE: CAPITAL IQ

                                   SCHEDULE E
                                Pioneer Railcorp
                      Comprable Company Analysis - Class I
                                 Operating Data
                     ($ in millions - except per share data)

                                    LTM GROSS   LTM EBIT MARGIN  LTM EBITDA  LTM NET INCOME
COMPANY NAME                        MARGIN (%)        (%)        MARGIN (%)    MARGIN (%)
----------------------------------  ----------  ---------------  ----------  --------------
Burlington Northern Santa Fe Corp.     27.7           18.1          27.7           8.7

Canadian National Railway Co.          41.3           32.1          41.6          17.5

CSX Corp.                               9.1            9.1          17.4           2.2

Kansas City Southern                   25.8            7.0          16.8           2.0

Norfolk Southern Corp.                 31.7           20.8          28.7           8.3

Union Pacific Corp.                    24.9           15.7          24.9          10.1

Pioneer Railcorp                       58.8           17.4          30.9           8.5

HIGH                                  41.30          32.10         41.60         17.50

LOW                                    9.10           7.00         16.80          2.00

MEAN                                  26.75          17.13         26.18          8.13

MEDIAN                                26.75          16.90         26.30          8.50

                                    TWO YEAR REVENUE  TWO YEAR EBITDA  TOTAL DEBT / TOTAL  TOTAL DEBT / LTM
COMPANY NAME                         GROWTH RATE (%)  GROWTH RATE (%)        CAP (%)            EBITDA
----------------------------------  ----------------  ---------------  ------------------  ----------------
Burlington Northern Santa Fe Corp.         5.7               1.9              44.0               2.5x

Canadian National Railway Co.              0.9               2.0              34.9               1.9x

CSX Corp.                                 -1.5             -11.2              53.6               5.7x

Kansas City Southern                       1.5              -9.8              36.9               5.7x

Norfolk Southern Corp.                     5.2              10.5              48.2               3.5x

Union Pacific Corp.                        3.7              -5.9              39.5               2.8x

Pioneer Railcorp                           5.6               6.0              51.6               2.2x

HIGH                                      5.65             10.48             53.64              5.72

LOW                                     - 1.46            -11.22             34.92              1.93

MEAN                                      2.57             -2.08             42.85              3.69

MEDIAN                                    2.58             -2.02             41.70              3.15

SOURCE: CAPITAL IQ